                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             GAMMA BIOLOGICALS, INC.
                       (NAME OF SUBJECT COMPANY [ISSUER])

                          GAMMA ACQUISITION CORPORATION
                                  IMMUCOR, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                   364 657 106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                EDWARD L. GALLUP
                          GAMMA ACQUISITION CORPORATION
                                C/O IMMUCOR, INC.
                               3130 GATEWAY DRIVE
                             NORCROSS, GEORGIA 30091
                            TELEPHONE: (770)441-2051
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:
                              PHILIP H. MOISE, ESQ.
                   NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                          FIRST UNION PLAZA, SUITE 1400
                           999 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30309
                            TELEPHONE: (404)817-6000


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                            CALCULATION OF FILING FEE

                  TRANSACTION                          AMOUNT OF
                    VALUATION*                         FILING FEE
                  $24,979,115                          $4,995.82

* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $5.40 per share of an aggregate of 4,625,762 shares of common stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of shares purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  NONE               Filing Party: N/A
         Form or Registration No.:  N/A              Date Filed: N/A



1.  Name of Reporting Person: Gamma Acquisition Corporation.
    S.S. or I.R.S. Identification Nos. of Above Person: None.
    Name of Reporting Person: Immucor, Inc.
    S.S. or I.R.S. Identification Nos. of Above Person: 22-2408354

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2.  Check the Appropriate Box if a Member of a Group:      (a)  [x]
                                                           (b)  [ ]

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3.  SEC Use Only:

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4.  Sources of Funds: BK; WC

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f):                                                               [ ]

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6.  Citizenship or Place of Organization: Texas (Gamma Acquisition Corp.);
    Georgia (Immucor, Inc.)

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7.  Aggregate Amount Beneficially Owned by Each Reporting Person:
    375,887 (Gamma Acquisition Corporation); 1,149,221 Shares (Immucor, Inc.)

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8.  Check if the Aggregate in Row (7) Excludes Certain Shares:             [ ]

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9.  Percent of Class Represented by Amount in Row (7):
    8.1% (Gamma Acquisition Corporation); 19.9% (Immucor, Inc.)

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10. Type of Reporting Person:  CO (Gamma Acquisition Corporation)
                               CO (Immucor, Inc.)

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

         This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by Gamma Acquisition Corporation, a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Immucor, Inc., a Georgia corporation (the "Parent"), to purchase all of the outstanding shares of common stock, par value $.10 per share, and the associated common stock purchase rights (together with the rights, the "Shares") of Gamma Biologicals, Inc., a Texas corporation (the "Company"), at a price of $5.40 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Gamma Biologicals, Inc., a Texas corporation with its principal executive offices at 3700 Mangum Road, Houston, Texas 77092.

         (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-d, g) This Statement is being filed on behalf of the Parent and the Purchaser for purposes of the Schedule 14D-1. The information set forth in the Introduction, Section 8 and Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e-f) During the last five years, neither the Parent nor the Purchaser, nor, to the best knowledge of the Parent and the Purchaser, the persons listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a-b) The information set forth in the Introduction, Sections 7, 8 and 10 and Schedule I of the Offer to Purchase is incorporated herein by reference.


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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a-c) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

         (a-b) The information set forth in the Introduction, and Sections 10, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Sections 10, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

         (d-e) The information set forth in Sections 6, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

         (f-g) The information set forth in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Introduction, Sections 7 and 8 and
Schedule I of the Offer to Purchase is incorporated herein by reference.

         (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Introduction and Sections 8, 10, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Introduction and Sections 10 and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference.


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

         The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

         (a) The information set forth in Sections 7, 8, 10, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

         (b-c, e) The information set forth in Sections 12, 13 and 14 of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Press Release, dated September 21, 1998.
(a)(2)   Offer to Purchase, dated September 25, 1998.
(a)(3)   Letter of Transmittal.
(a)(4)   Notice of Guaranteed Delivery.
(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)   Summary Advertisement, dated September 25, 1998.
(a)(9)   Press Release, dated September 25, 1998.
(b)      Bank Commitment Letter.
(c)(1) The Agreement and Plan of Merger, dated September 21, 1998, by and among Gamma Biologicals, Inc., Immucor, Inc. and Gamma Acquisition Corporation.
(c)(2) Stock Option Agreement, dated September 21, 1998, by and among Gamma Biologicals, Inc., Immucor, Inc. and Gamma Acquisition Corporation.
(c)(3) Shareholders Agreement, dated September 21, 1998, by and among Immucor, Inc., Gamma Acquisition Corporation and certain shareholders of Gamma Biologicals, Inc.
(d)      None.
(e)      Not applicable.
(f)      None.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 25, 1998

                                        GAMMA ACQUISITION CORPORATION

                                        By:  /s/ EDWARD L. GALLUP

                                           -------------------------------------
                                           Name:  Edward L. Gallup
                                           Title: President

                                        IMMUCOR, INC.

                                        By:  /s/ EDWARD L. GALLUP

                                           -------------------------------------
                                           Name:  Edward L. Gallup
                                           Title: Chairman of the Board of
                                           Directors, President
                                           and Chief Executive Officer


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             EXHIBIT NAME
(a)(1)   Press Release, dated September 21, 1998

(a)(2)   Offer to Purchase, dated September 25, 1998

(a)(3)   Letter of Transmittal

(a)(4)   Notice of Guaranteed Delivery

(a)(5)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees

(a)(6)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees

(a)(7)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9

(a)(8)   Summary Advertisement, dated September 25, 1998

(a)(9)   Press Release, dated September 25, 1998.

(b)      Bank Commitment Letter

(c)(1) The Agreement and Plan of Merger, dated September 21, 1998, by and among Gamma Biologicals, Inc., Immucor, Inc. and Gamma Acquisition
         Corporation

(c)(2)   Stock Option Agreement, dated September 21, 1998, by and among Gamma
         Biologicals, Inc., Immucor, Inc. and Gamma Acquisition Corporation

(c)(3)   Shareholders Agreement, dated September 21, 1998, by and among Immucor,
         Inc., Gamma Acquisition Corporation and certain shareholders of Gamma
         Biologicals, Inc.

(d)      None.

(e)      Not applicable.

(f)      None.


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